EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces unlawful work stoppage at Tasiast

Toronto, Ontario, June 6, 2012 – Kinross Gold Corporation (TSX: K, NYSE: KGC)  announced today that employees at the Tasiast mine have initiated an unlawful work stoppage, and mining and processing activity at the site has been temporarily suspended.  Management and employee representatives are engaged in discussions aimed at achieving a prompt settlement of certain issues raised by employees and a return to normal operations. The Tasiast mine produced approximately 200,000 gold equivalent ounces in 2011.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com